UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Condomínio Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939
Tamboré, Barueri, SP, 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Reverse Share Split of Common Shares

On March 25, 2026, in an extraordinary general meeting of the shareholders of Azul S.A. (the “Company”), the shareholders of the Company approved a reverse share split of the common shares, without par value, of the Company (the “common shares”) at a ratio of 150,000 common shares to form one (1) common share (the “Reverse Share Split”).

The “ex-date” for the Reverse Share Split on the B3 S.A. - Brasil, Bolsa, Balcão (the “B3”) is April 20, 2026, which means that, with effect from April 20, 2026, the common shares will trade on an as-reverse split basis under the new B3 ticker of “AZUL3”.

As a result of the T+2 trading cycle on the B3, and taking into account that April 21, 2026 is not a B3 trading day, the positions of holders of common shares will be updated in the B3 (and therefore in brokerage/custody accounts) on April 23, 2026.

ADS Ratio Change

As used herein, “ADS” means American depositary shares, representing common shares, issued pursuant to a Deposit Agreement, by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of American depositary shares issued thereunder (as amended and supplemented from time to time) (the “Deposit Agreement”).

In connection with the Reverse Share Split, the Company will change the ADS-to-common share ratio (the “ADS Ratio Change”) as follows:

Existing ADS-to-common share ratio:	One (1) ADS representing one (1) share unit with each share unit representing the right to receive 500,000 common shares
New ADS-to-common share ratio:	One (1) ADS representing the right to receive two (2) common shares

As a result of the ADS Ratio Change, holders of existing ADSs will receive 0.666666 of a new ADS for every one (1) existing ADS held as of the close of business on April 20, 2026 (the “Forward Split ADSs”), subject to the terms of the Deposit Agreement and the operational procedures of the Depository Trust Company. Only whole ADSs will be distributed. No fractional ADSs will be issued. Cash-in-lieu of fractional entitlements to ADSs will be distributed at a rate based upon the net proceeds received by the Depositary for the sale of the aggregate of the fractional ADS entitlements.

The Company currently expects that the ADS Ratio Change will become effective as of April 23, 2026 (the “ADS Effective Date”) and that the Forward Split ADSs will be delivered to holders of the ADSs on the ADS Effective Date.

For avoidance of doubt, the ADS Ratio Change will apply to all ADSs, including restricted ADSs.

Further operational details in relation to the ADS Ratio Change will be communicated to holders of ADSs by the Depositary in a notice distributed pursuant to their customary procedures.

Security Identifiers

The ADS Ratio Change will not result in any changes to the CUSIPs or ISINs for the ADSs or the restricted ADSs. For ease of reference, the table below sets forth the security identifiers for the common shares, the ADSs and the restricted ADSs:

Security	CUSIP	ISIN
Common shares	Not applicable	BRAZULA01OR8
ADSs (Unrestricted) (1)	05501U601	US05501U6010
Restricted ADSs (Rule 144A) (2)	05501U502	US05501U5020
Restricted ADSs (Regulation S) (2)	05501U114 (3)	US05501U1144 (3)
ADS (4)	05501U908	US05501U9087
ADS (5)	05501U916	US05501U9160

(1) Refers to unrestricted, publicly traded ADSs.

(2) Refers to Restricted ADSs representing common shares that were issued by the Company on February 20, 2026 pursuant to an offering of common shares in Brazil and a private placement of common shares placed outside Brazil exclusively with certain committed investors and existing noteholders in accordance with the Company’s Chapter 11 plan of reorganization confirmed by the U.S. Bankruptcy Court on December 19, 2025, which became effective on February 20, 2026 (the “Chapter 11 Plan”).

(3) The 40-day distribution compliance period for the purposes of Regulation S under the Securities Act of 1933, as amended, in respect of the Restricted ADSs (Regulation S) issued by the Company on February 20, 2026 lapsed on April 1, 2026. Effective as of April 16, 2026, all Restricted ADSs (Regulation S) will be mandatorily exchanged for ADS (Unrestricted) (CUSIP: 05501U601; ISIN: US05501U6010), which are the Company’s freely transferrable ADSs.

(4) Refers to the ADSs that were issued to, and remain held by, Azul 1L Creditors Entity Ltd. and Azul 2L Creditors Entity Ltd. pursuant to the Chapter 11 Plan.

(5) Refers to ADSs previously issued by the Company pursuant to a private placement.

Preparations for Listing on NYSE American

Effectiveness of the Reverse Share Split and the ADS Ratio Change referred to above are two pre-conditions to the Company obtaining a listing of its issued and outstanding common shares and its ADSs on NYSE American, LLC (“NYSE American”). Subject to the approval of NYSE American and to the satisfaction of all applicable listing requirements and conditions, the Company expects to apply to list on NYSE American in due course, taking into account prevailing market conditions, among other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer